UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

March 18, 2022 (March 17, 2022)

Date of Report (Date of earliest event reported)

VICKERS VANTAGE CORP. I

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-39852	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1 Harbourfront Avenue, #16-06, Keppel Bay Tower, Singapore 098632, Singapore	098632
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (646) 974-8301

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one ordinary share and one-half of one redeemable warrant	VCKAU	The Nasdaq Stock Market LLC
Ordinary Shares, par value $0.0001 per share	VCKA	The Nasdaq Stock Market LLC
Redeemable warrants, exercisable for ordinary shares at an exercise price of $11.50 per share	VCKAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

Merger Agreement

On March 17, 2022, Vickers Vantage Corp. I., a Cayman Islands exempted company (“VCKA” or “Parent”), entered into an agreement and plan of merger (the “Merger Agreement”) by and among Scilex Holding Company (“Scilex”), a majority-owned subsidiary of Sorrento Therapeutics, Inc. (Nasdaq: SRNE) (“Sorrento”), VCKA, and Vantage Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of VCKA (“Merger Sub”). Parent and Merger Sub are sometimes referred to collectively as the “Parent Parties.” Pursuant to the Merger Agreement, VCKA will, prior to the closing of the Merger (as defined herein), migrate to and domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended and the Cayman Islands Companies Law (the “Domestication”). Thereafter, a business combination between VCKA and Scilex will be effected through the merger of Merger Sub with and into Scilex with Scilex surviving the merger as a wholly owned subsidiary of VCKA (the “Merger”). Upon the closing of the Merger (the “Closing”), it is anticipated that VCKA will change its name to “Scilex Holding Company”. The board of directors of VCKA has (i) approved and declared advisable the Merger Agreement, the Additional Agreements (as defined in the Merger Agreement) and the transactions contemplated thereby and (ii) resolved to recommend approval of the Merger Agreement and related transactions by the shareholders of VCKA.

The Merger is expected to be consummated by the third quarter of 2022, following the receipt of the required approval by the shareholders of VCKA and Scilex and the satisfaction of certain other customary closing conditions.

Merger Consideration; Treatment of Scilex Securities

The total consideration to be paid at Closing (the “Merger Consideration”) by VCKA to Scilex stockholders will be an amount equal to the quotient of (a) the sum of (i) $1,500,000,000 minus (ii) the aggregate amount of Scilex long term debt excluding intercompany debt owed to Sorrento existing as of immediately prior to the date of the closing of the transaction (the “Closing Date”); divided by (b) $10.00, and will be payable in shares of common stock, par value $0.0001 per shares, of VCKA upon its domestication in Delaware(“VCKA Common Stock”). The number of shares of VCKA Common Stock to be paid as Merger Consideration will be determined in accordance with the terms of the Business Combination Agreement and will cause, assuming no public shareholders of VCKA exercise their redemption rights, the current stockholders of Scilex to own approximately 88 % of the issued and outstanding VKCA Common Stock as of the Closing Date, assuming no debt adjustment.

At the signing of the Merger Agreement, Scilex has only one class of stock, common stock, par value $0.0001 per share (the “Scilex Common Stock”). Each share of Scilex Common Stock issued and outstanding immediately prior to the consummation of the Merger (other than any dissenting shares) shall be exchanged for and otherwise converted into the right to receive the applicable Merger Consideration per share pursuant to the Merger Agreement. The effective date and time of the Merger is referred to in the Merger Agreement as the effective time (the “Effective Time”).

As of the Effective Time, each Company Option (as defined in the Merger Agreement) that is then outstanding shall be converted into the right to receive an option relating to VCKA Common Stock upon substantially the same terms and conditions as are in effect with respect to such option immediately prior to the Effective Time; provided that the exercise price per share for each such Company Option shall be equal to the exercise price per share of such Company Option in effect immediately prior to the Effective Time, divided by the Exchange Ratio.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of Scilex with respect to, among other things: (i) corporate existence and power; (ii) authorization to enter into the Merger Agreement and related transactions; (iii) governmental authorization; (iv) non-contravention; (v) capital structure; (vi) organizational documents; (vii) assumed names; (viii) subsidiaries; (ix) financial statements; (x) absence of certain changes; (xi) properties and title to assets; (xii) litigation; (xiii) contracts; (xiv) licenses and permits; (xv) compliance with laws; (xvi) intellectual property; (xvii) customers and suppliers; (xviii) employees and employee benefits; (xix) employment matters; (xx) withholding; (xxi) real property; (xxii) tax matters; (xxiii) environmental laws; (xiv) finders’ fees; (xv) directors and officers; (xvi) certain business practices; (xvii) international trade matters and anti-bribery compliance; (xviii) that Scilex is not an investment company; (xvix) compliance with health care laws and certain contracts; (xxx) insurance; (xxxi) related party transactions; (xxxii) privacy and data security and (xxxiii) exclusivity of representations and warranties.

The Merger Agreement contains customary representations and warranties of the Parent Parties with respect to, among other things: (i) corporate existence and power; (ii) authorization to enter into the Merger Agreement and related transactions; (iii) governmental authorization; (iv) non-contravention; (v) finders’ fees; (vi) issuance of shares; (vii) capitalization; (viii) information supplied; (ix) amount in the trust account; (x) listing of VCKA securities; (xi) that VCKA is a reporting company; (xii) no market manipulation; (xiii) board approval; (xiv) SEC documents and financial statements; (xv) absence of changes; (xvi) litigation; (xvii) compliance with laws; (xviii) money laundering laws; (xix) OFAC; (xx) that VCKA is not an investment company; (xxi) tax matters; (xxii) contracts; (xxiii) investigation; and (xiv) exclusivity of representations and warranties.

All representations and warranties by all parties shall terminate upon the Effective Time, and no representations, warranties, covenants, obligations or other agreements contained in the Merger Agreement shall survive the Effective Time.

Covenants

The Merger Agreement includes customary covenants of the parties with respect to operation of their respective businesses prior to consummation of the Merger and efforts to satisfy conditions to consummation of the Merger. The Merger Agreement also contains additional covenants of the parties, including, among others, access to information, cooperation in the preparation of the Registration Statement on Form S-4 (the “Registration Statement”) and Proxy Statement (as each such term is defined in the Merger Agreement) required to be filed in connection with the Merger and to obtain all requisite approvals of each party’s respective stockholders. VCKA has also agreed to include in the Proxy Statement the recommendation of its board that its stockholders approve all of the proposals to be presented at the special meeting.

Conduct between Signing and Closing

Each of VCKA, Merger Sub and Scilex has agreed that from the date of the Merger Agreement until the Closing Date or, if earlier, the valid termination of the Merger Agreement in accordance with its terms, it will not initiate, encourage or engage in any negotiations with any party relating to an Alternative Transaction (as defined in the Merger Agreement), take any action intended to facilitate an Alternative Transaction or approve, recommend or enter into any agreement relating to an Alternative Transaction.

Conditions to Closing

The consummation of the Merger is conditioned upon, among other things, (i) the absence of any applicable law or order that makes the transactions contemplated by the Merger Agreement illegal or otherwise prohibits consummation of such transactions; (ii) the Registration Statement shall have become effective under the Securities Act of 1933, as amended (the “Securities Act”); (iii) approval by VCKA’s shareholders of the Merger and related transactions; (iv) approval by Scilex’s stockholders of the Merger and related transactions; and (v) all required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and with any other governmental authority shall have been completed and cleared.

Solely with respect to the Parent Parties, the consummation of the Merger is conditioned upon, among other things: (i) Scilex having duly performed or complied with all of its obligations under the Merger Agreement in all material respects; (ii) the representations and warranties of Scilex being true and correct in all respects unless failure to be true and correct would not have or reasonably be expected to have a Company Material Adverse Effect (as defined in the Merger Agreement) on Scilex’s ability to consummate the Merger and related transactions; (iii) no event having occurred that would result in a Company Material Adverse Effect; (iv) Scilex providing VCKA a certificate from the chief executive officer and chief financial officer of Scilex as to the accuracy of the foregoing conditions; (v) Scilex providing VCKA a certificate from the secretary which has attached true and complete copies of (a) Scilex’s organizational documents, (b) Scilex’s board resolutions approving the Merger Agreement and the transactions contemplated thereby, (c) Scilex’s stockholder written consent approving the Merger Agreement and the transactions contemplated thereby and (d)  certified certificate of good standing; (vi) Scilex shall have executed and delivered to VCKA each Additional Agreement to which it is a party; (vi) Sorrento shall have executed the Registration Rights Agreement (as defined below).

Solely with respect to Scilex, the consummation of the Merger is conditioned upon, among other things: (i) the Parent Parties having duly performed or complied with all of their obligations under the Merger Agreement in all material respects; (ii) the representations and warranties of the Parent Parties being true and correct in all respects unless failure to be true and correct would not have or reasonably be expected to have a Parent Material Adverse Effect (as defined in the Merger Agreement) on the ability of VCKA or Merger Sub to consummate the Merger and related transactions; (iii)  no event having occurred that would result in a Parent Material Adverse Effect; (iv) each of the Parent Parties providing Scilex a certificate from an authorized officer as to the accuracy of the foregoing conditions; (v) VCKA having been in material compliance with reporting requirements under the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (vi) each of VCKA the Parent Parties shall have executed and delivered to Scilex each Additional Agreement to which it is a party; (vii) the directors designated by Scilex shall have been appointed to the board of directors of VCKA in accordance with the terms of the Merger Agreement, effective as of the Closing Date; (viii) VCKA shall remain listed on Nasdaq and the additional listing application for the VCKA Common Stock issued in connection with the Merger shall have been approved by Nasdaq, and VCKA not having received any written notice from Nasdaq that it has failed, or would reasonably be expected to fail to meet the Nasdaq listing requirements as of the Closing Date for any reason, where such notice has not been subsequently withdrawn by Nasdaq or the underlying failure appropriately remedied or satisfied; (ix) after giving effect to the Merger, VCKA shall have at least $5,000,001 in net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act); (x) the Domestication shall have been completed as provided in the Merger Agreement  and a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware in relation thereto shall have been delivered to the Company; and (xi) the Investment Management Trust Agreement (as defined in the Merger Agreement) shall have been amended solely to the extent necessary to enable the intended effects of the Amended Underwriting Agreement (as defined in the Merger Agreement) without breach of, or other conflict with, the Investment Management Trust Agreement as so amended.

Termination

The Merger Agreement may be terminated as follows:

(i)	By the mutual consent of VCKA and Scilex;
(ii)	by VCKA, if any of the representations or warranties of Scilex set forth in the Merger Agreement shall not be true and correct, or if Scilex has failed to perform any covenant or agreement set forth in the Merger Agreement (including an obligation to consummate the Merger), in each case such that the conditions to closing would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failure to perform any covenant or agreement, as applicable, are not cured (or waived by VCKA) by the earlier of (i) the Outside Date (as defined below) or (ii) 30 days after written notice thereof is delivered to Scilex; provided, however that VCKA is not then in material breach of any representation, warranty, covenant, or obligation in the Merger Agreement, which breach has not been cured;

(iii)	by Scilex, if any of the representations or warranties of VCKA or Merger Sub set forth in the Merger Agreement shall not be true and correct, or if VCKA or Merger Sub has failed to perform any covenant or agreement set forth in the Merger Agreement (including an obligation to consummate the Merger), in each case such that the conditions to closing would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failure to perform any covenant or agreement, as applicable, are not cured (or waived by Scilex) by the earlier of (i) the Outside Date or (ii) 30 days after written notice thereof is delivered to VCKA; provided, however that Scilex is not then in material breach of any representation, warranty, covenant, or obligation in the Merger Agreement, which breach has not been cured;

(iv)	by either VCKA or Scilex

(A) on or after July 11, 2022 (the “Outside Date”), if the Merger shall not have been consummated prior to the Outside Date; provided that if an Extension Amendment (as defined in the Merger Agreement) shall be in effect, the Outside Date shall be the Extension Date (as defined in the Merger Agreement); provided, however, that the right to terminate this Agreement under Section 9.1(d)(i) of the Merger Agreement shall not be available to a party if the failure of the Merger to have been consummated before the Outside Date (or the Extension Date if applicable) was due to such party’s breach of or failure to perform any of its covenants or agreements set forth in the Merger Agreement; or;

(B) if any applicable law or order that makes the transactions contemplated by the Merger Agreement illegal or otherwise prohibits consummation of such transactions shall have become final and non-appealable;

(v)	by Scilex if VCKA has not received approval from its stockholders of the Merger and related transactions at the Parent Special Meeting (as defined in the Merger Agreement), unless such meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof;

(vi)	by VCKA if the Scilex stockholder written consent approving the Merger and related transactions shall not have been obtained within five business days following the Registration Statement being declared effective by the Securities and Exchange Commission (the “SEC”), provided that upon Scilex receiving such stockholder approval, prior to the termination by VCKA of the Merger Agreement, VCKA will no longer have this right to so terminate; or

(vii)	by VCKA, in the event that Scilex’s audited financial statements for 2020 and 2021 have not been delivered to the Parent Parties on or before March 31, 2022 and remain undelivered prior to the termination of the Merger Agreement

Certain Related Agreements

Sponsor Support Agreement

Concurrently with the execution of the Merger Agreement, VCKA, Scilex and certain stockholders of VCKA entered into a certain Sponsor Support Agreement dated March 17, 2022 (the “Sponsor Support Agreement”) pursuant to which those certain VCKA shareholders who are parties thereto agreed to vote all shares of VCKA Ordinary Shares beneficially owned by them, including any additional shares of VCKA they acquire ownership of or the power to vote, in favor of the Merger and related transactions.

The foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference to the full text of the Sponsor Shareholder Support Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K, and the terms of which are incorporated herein by reference.

Company Stockholder Support Agreement

Concurrently with the execution of the Merger Agreement, VCKA, Scilex and Sorrento entered into a certain Company Stockholder Support Agreement dated March 17, 2022 (the “Company Stockholder Support Agreements”), pursuant to which Sorrento agreed to vote all Scilex Common Stock beneficially owned by it, including any additional shares of Scilex it acquires ownership of or the power to vote, in favor of the Merger and related transactions.

The foregoing description of the Company Stockholder Support Agreement is qualified in its entirety by reference to the full text of the Company Stockholder Support Agreement, a copy of which is filed as Exhibit 10.2 to this Current Report on Form 8-K, and the terms of which are incorporated herein by reference.

Underwriting Agreement Amendment

On March 17, 2022, VCKA and Maxim Group, LLC, the representative of the underwriters for the VCKA initial public offering (“Maxim”) entered into an amendment (the “UWA Amendment”) of the underwriting agreement between VCKA and Maxim dated January 6, 2021. The UWA Amendment provides for a potential deferral of the Deferred Underwriting Commission  (as defined in the UWA Amendment) as follows:

If in connection with the consummation of a business combination, after redemptions of Ordinary Shares by VCKA’s shareholders, the balance in the trust account  is $25,000,000 or less, then the Deferred Underwriting Commission will be payable as follows:

(A) 50% of the Deferred Underwriting Commission will be payable to Maxim directly from the trust account; and

(B) the remaining 50% of the Deferred Underwriting Commission will be payable to Maxim in the form of a Promissory Note on or before the one year anniversary of the effective date of a Business Combination.

Maxim has also agreed to enter into any such amendment to the Investment Management Trust Agreement (as defined in the Merger Agreement) as may be required to effectuate the intent of the UWA Amendment.

The foregoing description of the UWA Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the UWA Amendment, a copy of which is filed as Exhibit 1.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Agreements to be Executed at Closing

Amended and Restated Registration Rights Agreement

The Merger Agreement contemplates that, at or prior to the Closing, VCKA and Sorrento will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), whereby, subject to certain customary exceptions, the parties will agree, among other things, not to transfer any shares of VCKA Common Stock or any security convertible into or exercisable or exchanged for VCKA Common Stock beneficially owned or owned of record by such holder until the date that is the earlier of (i) one hundred eighty (180) days from the date of the Registration Rights Agreement or (ii) the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of VCKA Common Stock for cash, securities or other property. The Registration Rights Agreement will govern the registration of certain shares of VCKA Common Stock for resale and be effective as of the Closing.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is filed as an exhibit to the Merger Agreement.

Item 7.01 Regulation FD Disclosure

On March 17, 2022, VCKA and Scilex issued a joint press release announcing the execution the Merger Agreement.

On March 18, 2022, Scilex issued a press release and posted a presentation on its website regarding its business, which included information regarding the Merger Agreement between Scilex and VCKA for a proposed business combination between the parties. A copy of the press release is furnished herewith as Exhibit 99.2 to this Current Report on Form 8-K and a copy of the presentation is furnished herewith as Exhibit 99.3 to this Current Report on Form 8-K.

The information contained in this Item 7.01 and Exhibit 99.1, Exhibit 99.2, and Exhibit 99.3 furnished as part of Item 9.01 of this Current Report on Form 8-K is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any registration statement or other filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference to such filing.

Important Information and Where To Find It

In connection with the Merger Agreement and transactions contemplated thereby, VCKA intends to file relevant materials with the SEC, including a Registration Statement on Form S-4, which will include a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus. Promptly after filing its definitive proxy statement with the SEC, VCKA will mail the definitive proxy statement and a proxy card to each stockholder entitled to vote at the Special Meeting relating to the transaction. INVESTORS AND STOCKHOLDERS OF VCKA ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT VCKA WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VCKA, SCILEX AND THE TRANSACTION. The Registration Statement, definitive proxy statement/prospectus, and other relevant materials in connection with the transaction (when they become available), and any other documents filed by VCKA with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov).

Participants in the Solicitation

VCKA and its directors and executive officers may be deemed participants in the solicitation of proxies from VCKA’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in VCKA will be included in the proxy statement/prospectus for the proposed business combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available. Information about VCKA’s directors and executive officers and their ownership of VCKA Ordinary Shares is set forth in VCKA’s prospectus, dated January 6, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the sources indicated above.

Scilex and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of VCKA in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination.

Forward-Looking Statements

This Current Report on Form 8-K and the documents incorporated by reference herein (this “Current Report”) contain certain “forward-looking statements” within the meaning of “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Examples of forward-looking statements include, among others, statements made in this Current Report regarding the proposed transactions contemplated by the Merger Agreement, including the benefits of the Merger, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the Merger. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on VCKA’s and Scilex’s managements’ current beliefs, expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the occurrence of any event, change or other circumstances that could give rise to an amendment or termination of the Merger Agreement and the proposed transaction contemplated thereby; (2) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of VCKA or Scilex or other conditions to closing in the Merger Agreement; (3) the inability to project with any certainty the amount of cash proceeds remaining in the VCKA trust account at the closing of the transaction; (4) the uncertainty relative to the cash made available to Scilex at the closing should any material redemption requests be made by the VCKA shareholders (since the sources of cash projected in this press release assume that no redemptions will be requested by VCKA shareholders); (5) the inability of the company post-closing to obtain or maintain the listing of its securities on Nasdaq following the business combination; (6) the amount of costs related to the business combination; (7) Scilex’s ability to yield sufficient cash proceeds from the transaction to support its short-term operations and research and development efforts since the Merger Agreement requires no minimum level of funding in the trust account to close the transaction; (8) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; changes in applicable laws or regulations; (9) the ability of Scilex to meet its post-closing financial and strategic goals, due to, among other things, competition; (10) the ability of the company post-closing to grow and manage growth profitability and retain its key employees; (11) the possibility that the company post-closing may be adversely affected by other economic, business, and/or competitive factors;(12) risks relating to the successful retention of Scilex’s customers; (13) the potential impact that COVID-19 may have on Scilex’s customers, suppliers, vendors, regulatory agencies, employees and the global economy as a whole; (14) the expected duration over which Scilex’s balances will fund its operations; (15) and other risks and uncertainties described herein, as well as those risks and uncertainties indicated from time to time in the final prospectus of VCKA for its initial public offering dated January 6, 2021 filed with the SEC and the proxy statement on Schedule 14A relating to the proposed business combination, including those under “Risk Factors” therein, and in VCKA’s other filings with the SEC. VCKA cautions that the foregoing list of factors is not exclusive. VCKA and Scilex caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. VCKA and Scilex do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description
1.1	Amendment to Underwriting Agreement dated as of March 17, 2022 by and among Maxim Group LLC as representative of the underwriters named on Schedule A of the Agreement, and Vickers Vantage Corp. I.
2.1*	Merger Agreement dated as of March 17, 2022 by and among Vickers Vantage Corp I., Vantage Merger Sub, Inc. and Scilex Holding Company.
10.1	Sponsor Support Agreement dated as of March 17, 2022 by and among Vickers Vantage Corp I., and each of the Persons set forth on Schedule I attached thereto.
10.2	Company Stockholder Support Agreement dated as of March 17, 2022 by and among Sorrento Therapeutics, Inc., Scilex Holding Company and Vickers Vantage Corp. I.
99.1	Press Release dated March 17, 2022
99.2	Press Release dated March 18, 2022
99.3	Investor Presentation
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 18, 2022

VICKERS VANTAGE CORP. I

By:	/s/ Jeffrey Chi
Name:	Jeffrey Chi
Title:	Chief Executive Officer